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                             May 10, 2023

       Robert McKee
       Chief Executive Officer
       Kodiak Gas Services, Inc.
       15320 Highway 105 W, Suite 210
       Montgomery, TX 77356

                                                        Re: Kodiak Gas
Services, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 5, 2023
                                                            File No. 333-271050

       Dear Robert McKee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 5, 2023

       Capitalization , page 60

   1. We note that the as adjusted information set forth in your capitalization table reflects a new adjustment
regarding your intent to pay a cash distribution to a parent entity of
                                                        Kodiak Holdings prior
to the consummation of the initial public offering. Please address the following:

                                                              tell us and
disclose within Liquidity and Capital Resources on page 78 the nature and estimated
amount of the distribution that you expect to pay to the parent entity of
                                                            Kodiak Holdings
prior to the consummation of the initial public offering; and
                                                              clarify why you
have not included a related pro forma adjustment to your Unaudited
                                                            Pro Forma
Consolidated Balance Sheet on page 63.
 Robert McKee
Kodiak Gas Services, Inc.
May 10, 2023
Page 2

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert McKee
                                                           Division of
Corporation Finance
Comapany NameKodiak Gas Services, Inc.
                                                           Office of Energy &
Transportation
May 10, 2023 Page 2
cc:       Matt Pacey, Esq.
FirstName LastName